Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211921

Prospectus Supplement No. 1 to Reoffer Prospectus

of

Surge Components Inc.

Up to 1,159,899 Shares of Common Stock under the 2010 and 2015 Equity Incentive Plans

This Prospectus Supplement, dated November 8, 2023 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Surge Components, Inc., (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on June 8, 2016 (the “Prospectus”), relating to the resale of common stock, par value $ 0. 001 per share (the “Common Stock”), of the Company which may be offered and sold from time to time by certain of our executive officers and directors (the “Selling Stockholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), who have acquired or will acquire such shares in connection with the exercise of stock options granted, and with stock or other awards made, and with the purchase of stock under our 2010 Stock Incentive Plan, which we refer to herein as the 2010 Plan, and under our 2015 Equity Incentive Plan, which we refer to herein as the 2015 Plan, and which we refer to together with the 2010 Plan (the “Plans”). This Supplement covers 388,179 shares of Common Stock (the “Shares”) including (i) shares of Common Stock (inclusive of shares purchased pursuant to the Plans) and , (ii) shares issuable upon exercise of options granted under the that are owned by or may in the future be issued to the Selling Stockholders.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our Common Stock is quoted on the OTC Markets under the symbol “SPRS” On November 8, 2023, the closing sales price of our Common Stock was $2.74 per share.

The Shares may be offered from time to time by any or all of the Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such Selling Stockholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

The Selling Stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those Selling Stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors under Item 1A beginning on page 9 of our Annual Report on Form 10-K for the year ended November 30, 2022 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

The date of this Supplement is November 8, 2023

SELLING STOCKHOLDERS

The following table sets forth, as of November 6, 2023, (a) the name and position or positions with the Company of each Selling Stockholder; (b) the aggregate of (i) the number of shares of Common Stock held by each Selling Stockholder as of the date of this Supplement and (ii) the number of shares issuable upon exercise of options and vesting of restricted stock units granted to each Selling Stockholder under the Plans, as supplemented by this Supplement, for resale by each Selling Stockholder as of the date of this Supplement; (c) the number of shares of Common Stock that each Selling Stockholder may offer for sale from time to time pursuant to the Prospectus, as supplemented by this Supplement, whether or not such Selling Stockholder has a present intention to do so; and (d) the number of shares of Common Stock to be beneficially owned by each Selling Stockholder following the sale of all shares that may be so offered pursuant to the Prospectus, as supplemented by this Supplement, assuming no other change in ownership of Common Stock by such Selling Stockholder after the date of this Supplement. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

The selling stockholders are our current and former directors and officers (or any of their respective assigns) who have acquired or may acquire in the future shares of our common stock under the Plans. The selling stockholders may, from time to time, resell all or a portion of the shares of our common stock covered by this reoffer prospectus. There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them under this reoffer prospectus. The address for each of the selling stockholders listed below is c/o Surge Components Inc., 95 Jefryn Boulevard, Deer Park, New York, 11729. Any changed information will be set forth in an amendment to the registration statement or supplement to this reoffer prospectus, to the extent required by law.

Name	Position	Number of Shares Owned Prior to the Offering(1)	Number of Shares Included in this Offering(2)	Number of Shares to be Owned After Completion of the Offering(3)	Percentage of Shares to be Owned After Completion of the Offering(4)
Ira Levy	CEO and Director	1,365,202	107,341	1,257,861	22.70%
Steven J. Lubman	Vice President and Director	1,111,952	100,838	1,011,114	18.25%
Lawrence Chariton	Director	192,573	35,000	157,573	2.84%
Alan Plafker	Director	46,334	20,000	26,334	* %
Gary Jacobs	Director	182,000	55,000	127,000	2.29%
Peter Levy	Director	35,000	35,000	0	* %
Martin Novick	Director	35,000	35,000	0	* %

*	Less than 1%.

(1)	The shares owned by a person include shares owned by the individual as well as shares granted, or exercisable upon the exercise of options granted to the selling stockholder under the Plans, whether or not such options vest or become exercisable (as applicable) within 60 days of the date of this reoffer prospectus.
(2)	The amounts for each selling stockholder assume full vesting and exercise of all outstanding options to purchase common stock held by such selling stockholder.
(3)	Assumes that all shares offered hereby are sold but no other securities held by selling stockholders are sold.
(4)	This table has been prepared based on 5,541,342 shares of common stock outstanding as of November 2023.